Apollo Medical Holdings, Inc.

450 North Brand Blvd., Suite 600
Glendale, CA 91203
Tel: 818-396-8050
Fax: 818-291-6444
FILE NO.              000-25809

November 30, 2011
United States Securities and Exchange Commission
Washington DC 90549

Attention: Mr. John Reynolds

Dear Sirs:

re:	Apollo Medical Holdings, Inc. (“ApolloMed” or the “Company”) - Comment Letter Dated August 23, 2011

Thank you for your comment letter dated November 2, 2011.  Following your numbering system, we have the following responses for your consideration.

Form 10-K for the Fiscal Year Ended January 31, 2011

General

1. We note in your response letter dated September 26, 2011 that you plan to make amendments to your Forms 10-K and 10-Q. Please tell us when you plan to amend your filings to include the proposed revisions.

It is our intention to file the amended 10-K and 10-Q once we receive completed the process of receiving comments from you, in order to ensure that we properly reflect the totality of your comments.

Description of Business, page 3

Organizational History, page 4

2. We note your response to comment one of our letter dated August 23, 2011. We may have further comment once your amended Form 10-K is filed.

Noted.

Item 7. Management’s Discussion and Analysis or Plan of Operation, page 18

Critical Accounting Policies and Estimates, page 19

Revenue Recognition, page 19

3. We note in your response to prior comment three of our letter dated August 23, 2011 that your contracted revenue also includes supplemental revenue from hospitals where you may have a fee-for-service contract arrangement or provide physician advisory services to the medical staff at a specific facility. Please quantify for us the amount of fee-for service revenue that is included in your contracted revenue for the fiscal years ended January 31, 2011 and 2010, and the six months ended July 31, 2011 and 2010..

The Company generated $0 revenue from fee-for-service ("FFS") contract arrangement for the fiscal years ended January 31, 2011 and 2010, and the six months ended July 31, 2011 and 2010.

4. We note your response to prior comment four of our letter dated August 23, 2011. We further note in your current disclosure “the percentage of Fee for Service billings that are assumed reasonably collectible are based on experience and are adjusted to reflect actual collections in subsequent periods.” Please tell us the percentage of billings that you used to estimate the fee for service revenues recorded for the fiscal years ended January 31, 2011 and 2010, and the six months ended July 31, 2011 and 2010. Also quantify for us the amount of adjustments that you recorded in each of these periods to reflect actual collections. To the extent that the adjustments to reflect actual collections are material, also tell us how you considered these adjustments in your determination that the fee is fixed or determinable; and collectability is reasonably assured.

The following is a FFS Analysis for the fiscal years ended January 31, 2011 and 2010, and the fiscal quarters ended July 31, 2011 and 2010.

	12 months ended January 31,
	FY 2010	FY 2011
Gross Billings	$500,255	$364,745
Adjustment	(235,997)	(194,806)
Net Revenue	264,258	204,624
Net Revenue as a % of Gross	53%	51%
FFS Collections (During fiscal period)	177,286	212,704
FFS Collections as a % of Booked	67%	104%

	Six months ended July 31,
	FY 2011	FY 2012
Gross Billings	$156,935	$337,110
Adjustment	(75,000)	(179,444)
Net Revenue	81,395	157,665
Net Revenue as a % of Gross	52%	47%
FFS Collections (During fiscal period)	67,847	132,474
FFS Collections as a % of Booked	83%	84%

Our FFS revenue is presented in our financial statements net of estimated uncollectible amounts. The difference between our gross FFS revenue and net FFS revenue is based on historical collection patterns and new contracts gained during the quarter. The fee is fixed or determinable; and collectability is reasonably assured based on our collection history.

Item 9A. Controls and Procedures, page 21

Management’s Report on Internal control Over Financial Reporting, page 21

5. We note that you use the term “controls and procedures over financial accounting and reporting” in your proposed revised disclosure in response to prior comment seven of our letter dated August 23, 2011. Please confirm to us that you will replace “controls and procedures over financial accounting and reporting” with “internal control over financial reporting” in your amended Form 10-K.

We will revise the language in our amended 10-K to replace “controls and procedures over financial accounting and reporting” with “internal control over financial reporting”

6. We note your response to prior comment eight of our letter dated August 23, 2011 with respect to the material weaknesses that you identified. Please confirm to us that you will include the requested material weakness disclosures in your amended Form 10-K.

We will include the requested material weakness disclosure in our amended 10-K.

Directors, Executive Officers and Corporate Governance, page 23

7. We note your response to comment nine of our letter dated August 23, 2011. Please note that we may have further comment once you have filed your amended Form 10-K.

Noted. As previously mentioned, we will revise the language in our 10-K as follows:

Warren Hosseinion, M.D. Dr. Hosseinion has been a director, and our Company’s Chief Executive Officer since July 2008. In 2001, Dr. Hosseinion founded ApolloMed Hospitalists in Los Angeles with Dr. Vazquez. Dr. Hosseinion received his medical degree from Georgetown University and is a Diplomate of the American Board of Internal Medicine. Dr. Hosseinion's qualifications to serve on our Board of Directors include his position as our chief executive officer since the inception of the Company, his background as founder of the Company and leading physician within the medical community in Los Angeles. In addition, Dr. Hosseinion is currently a practicing hospitalist physicians and brings to our Board of Directors and our Company a deep understanding of physician culture and strong knowledge of the healthcare market.

Adrian Vazquez, M.D. Dr. Vazquez has been a director and has served as the Company’s President and Chairman of the Board since July 2008. In 2001, Dr. Vazquez founded ApolloMed Hospitalists in Los Angeles with Dr. Hosseinion. Dr. Vazquez received his medical degree from the University of California, Irvine and is a Diplomate of the American Board of Internal Medicine. Dr. Vazquez's qualifications to serve on our Board of Directors include his position as our President and Chairman since the inception of the Company, his background as founder of the Company and leading physician within the medical community in Los Angeles. In addition, Dr. Vazquez is currently a practicing hospitalist physicians and brings to our Board of Directors a deep understanding of physician culture and strong knowledge of the healthcare market and hospitalist medicine.

Kyle Francis Mr. Francis joined ApolloMed in February 2009 and was named Chief Financial Officer in December 2010. Prior to joining ApolloMed, he was a member of the Healthcare Services Investment Banking Division of Oppenheimer & Co. and CIBC World Markets. Prior to joining CIBC World Markets, Mr. Francis worked at Enron Corporation. Mr. Francis holds a Bachelor of Commerce with a major in finance and accounting degree from McGill University. Mr. Francis has over ten years of financial and operating experience working with public and private companies.

Suresh Nihalani Mr. Nihalani was President and CEO of ClearMesh Network from 2005 to 2007. He also co-founded Nevis Networks, where he served as CEO from 2002 through 2005. Prior to Nevis Networks, he co-founded Accelerated Networks and ACT Networks. Mr. Nihalani holds a BS in Electrical Engineering from ITT Bombay and MSEE and MBA degrees from the Florida Institute of Technology. Mr. Nihalani has over 25 years of corporate experience working as a senior executive and director.  Mr. Nihalani’s qualifications to serve on our Board of Directors include his many years of experience as a senior corporate executive with both public and private organizations.

Raouf Khalil Mr. Khalil joined ApolloMed in February 2011. Mr. Khalil was the co-founder and CEO of Care Level Management Group LLC. Mr. Khalil also founded and managed Mobile Doctors 24-7 International and Professional Home Health Services. Mr. Khalil received an MBA from University of Southern California in 1981. Mr.Khalil's qualifications to serve on our Board of Directors include his many years of experience serving  as a senior executive and founder of a number of healthcare services companies.

Employment Agreements, page 25

8. We note your response to comment 10 of our letter dated August 23, 2011. Please note that we may have further comment once you have filed your amended Form 10-K.

Noted. As previously mentioned, we will file the employee agreements for Warren Hosseinion M.D., Adrian Vazquez M.D., Jilbert Issai, M.D. and Kyle Francis as exhibits in our amended 10-K. Noel DeWinter resigned as CFO in December 2010.

We will revise the language in our 10-K as follows.

Warren Hosseinion, M.D. In February 2009, we entered into a second amended and restated employment agreement with Dr. Hosseinion, pursuant to which he will provide physician services for ApolloMed Hospitalists. Effective February 2009, Dr.Hosseinion’s annual base salary was set at $360,000 payable in bi-monthly installments. Dr. Hosseinion's salary is for physician services only and he does not receive any compensation to serve as Chief Executive Officer or for his services as a Director. He is eligible to receive equity awards, in each case as determined by the Board of Directors in accordance with the 2010 Equity Incentive Plan. We maintain Dr. Hosseinion’s professional liability insurance.

Adrian Vazquez, M.D. In February 2009, we entered into a second amended and restated employment agreement with Dr. Vazquez, pursuant to which he will provide physician services for ApolloMed Hospitalists. Effective February 2009, Dr.Vazquez’s annual base salary was set at $360,000 payable in bi-monthly installments. Dr. Vazquez's salary for physician services only and he does not receive any compensation to serve as President or as Chairman of our Board of Directors. He is eligible to receive equity awards, in each case as determined by the Board of Directors in accordance with the 2010 Equity Incentive Plan. We maintain Dr. Vazquez’s professional liability insurance.

Exhibits

9. We note your response to comment 14 of our letter dated August 23, 2011 and we partially reissue the comment. We note your do not address Exhibit 10.2 in your response and we further note that Exhibit 4.2 is missing exhibits, schedules or attachments. We may have further comment once you file your amended Form 10-K incorporating our comment.

4.2 Form of Investor Warrant, dated October 16, 2009, for the purchase of 25,000 shares of common stock. (filed as an exhibit on Annual Report on Form 10-K on May 14, 2010, and incorporated herein by reference).

We note two Exhibits are missing: Exhibit A (the "Notice of Exercise") and Exhibit B (the "Assignment Form"). We will file updated amended exhibit with amended 10-K.

Exhibit 10.2 was mislabeled as 10.3 in our response dated September 26, 2011. The following is the revised language for 10.2

10.2 Management Services Agreement dated August 1, 2008, between Apollo Medical Management and ApolloMed Hospitalists (filed as an exhibit on Quarterly Report on Form 10-Q on December 22, 2008, and incorporated herein by reference).

We note that this exhibit is missing Exhibit A - Real Property Leases. We will file updated amended exhibit with amended 10-K.

10.3 Director Agreement, dated October 27, 2008, between the Company and Suresh Nihalani. (filed as an exhibit on Annual Report on Form 10-K on May 14, 2010, and incorporated herein by reference).

We note this exhibit is missing dates, electronic signatures and Schedule A. We will file updated amended exhibit with amended 10-K.

Consolidated Balance Sheets, page F-3

10. We note in your response to prior comment 15 of our letter dated August 23, 2011 that you will amend your filings to report the net loss attributable to the parent and noncontrolling interest on the face of the financial statements. Please further describe to us the nature of the non-controlling interest, and tell us your ownership interest in AMH as of each period end. Also provide us with your proposed disclosures and revisions for fiscal 2010, fiscal 2011 and the first two quarters of fiscal 2012.

AMM does not have any ownership in AMH, the nature of the non-controlling interest is through management agreement with AMH.  Based upon the terms of the agreement, which we determined  that AMH is a variable interest entity and we are the primary beneficiary because we have control over the operations of AMH.  Please see our response to Item 12 below for further analysis of the VIE relationship analysis.

Please refer to our proposed disclosure in response to Item 11 below.

We did not have a direct ownership interest in AMH.

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7

11. We note your disclosure that the accompanying statements reflect the consolidation of AMM and AMH, in accordance with EITF 97-2, Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Management Entities and Certain Other Entities with Contractual Management Agreements. Please be advised that the FASB Accounting Standards Codification (“FASB ASC”) is effective for financial statements that cover interim and annual periods ending after September 15, 2009. As a result, the naming convention for all non- SEC accounting and financial reporting standards has been superseded. Please confirm to us that you will revise any references to accounting standards to comply with the FASB ASC, accordingly, in future filings.

We plan to revise our consolidation disclosure as follows:

Principles of Consolidation

Our consolidated financial statements include the accounts of Apollo Medical Holdings, Inc. and its wholly owned subsidiaries and the Professional Medical Corporations managed under long-term management agreements. Some states have laws that prohibit business entities, such as ApolloMed, from practicing medicine, employing physicians to practice medicine, exercising control over medical decisions by physicians (collectively known as the corporate practice of medicine), or engaging in certain arrangements with physicians, such as fee-splitting. In California, we operate by maintaining long-term management contracts with the Professional Medical Corporations, which are each owned and operated by physicians, and which employ or contract with additional physicians to provide hospitalist services.

Under the management agreements, we provide and perform all non-medical management and administrative services, including financial management, information systems, marketing, risk management and administrative support. The management agreements have an initial term of 20 years unless terminated by either party for cause. The management agreements are not terminable by the Professional Medical Corporations, except in the case of gross negligence, fraud, or other illegal acts by us, or bankruptcy of ApolloMed.

Through the management agreements and our relationship with the stockholders of the Professional Medical Corporations, we have exclusive authority over all non-medical decision making related to the ongoing business operations of the Professional Medical Corporations. Based on the provisions of the agreements, we have determined that the Professional Medical Corporation is a variable interest entity ("VIE"), and that we are the primary beneficiary because we have control over the operations of these VIEs. Consequently, we consolidate the revenue and expenses of the Professional Medical Corporations from the date of execution of the management agreements. All intercompany balances and transactions have been eliminated in consolidation.

Basis of Consolidation, page F-7

12. We note in your response to comment 16 of our letter dated August 23, 2011 that you concluded that you have a controlling financial interest in AMH through a contractual management agreement between AMH and AMM to oversee the operations of AMH (Exhibit 10.3). Please confirm our understanding that you consolidate AMH under the guidance in ASC 810-10-15-18 through 15-22 and, if so, provide us with a robust analysis of the terms of the management services agreement and other factors that you considered to arrive at your conclusion that you have a controlling financial interest in and should consolidate AMH. Also include your specific consideration of the three requirements in ASC 810-10-15-22 in your response.

Under the guidance of ASC 810-10-15-18 through 15-22, we concluded that we have a controlling financial interest in AMH, based upon the following analysis:

15-22  If all of the following requirements are met, then the physician practice management entity has a controlling financial interest in the physician practice:

a. Term. The contractual arrangement between the physician practice management entity and the physician practice has both of the following characteristics:

1.	Has a term that is either the entire remaining legal life of the physician practice entity or a period of 10 years or more.

The term of the management agreement is for an initial period of twenty (20) years, see Section 7(a) of the attached Management Agreement.  The term of the agreement exceeds 10 years, therefore meets the criteria in 15-22 a.1 above.
2.
Is not terminable by the physician practice except in the case of gross negligence, fraud, or other illegal acts by the physician practice management entity, or bankruptcy of the physician practice management entity.

Section 7(d) of the Management agreement states the following: Cause for termination by Group shall be limited to the following: (i) failure of any representation or warranty made by Manager in this Agreement to be true at the date of this Agreement and to remain true throughout the Term hereof, which failure has a material adverse effect upon Group; (ii) material failure by Manager to duly observe and perform the covenants and agreements undertaken by Manager herein; (iii) misrepresentation of material fact, or fraud, by Manager in the discharge of its obligations under this Agreement; (iv) if Manager shall dissolve, shall be adjudicated insolvent or bankrupt, or shall make a general assignment for the benefit of creditors, or shall consent to or authorize the filing of a voluntary petition in bankruptcy, which petition shall remain undismissed for a period of sixty (60) days, or the filing against Manager of any proceeding in involuntary bankruptcy, which proceeding shall remain undismissed for a period of sixty (60) days.  We believe the termination terms meet the criteria in 15-22 a.2 above.

b. Control. The physician practice management entity has exclusive authority over all decision making related to both of the following:

1.
Ongoing, major, or central operations of the physician practice, except for the dispensing of medical services. This must include exclusive decision-making authority over scope of services, patient acceptance policies and procedures, pricing of services, negotiation and execution of contracts, and establishment and approval of operating and capital budgets. This authority also must include exclusive decision-making authority over issuance of debt if debt financing is an ongoing, major, or central source of financing for the physician practice.

Sections 1 through 3 of the Management Agreement give the Management authority to oversee the day to day operations, non-medical aspects of the practice; which includes bookkeeping, billing & collection, signatory authority on all bank accounts,  and the authority to negotiate contractual relations with hospitals and third party payors.   See attached Management Agreement.  We believe the terms of the Management Agreement meet the criteria in 15-22 b.1 above.

2.	Total practice compensation of the licensed medical professionals as well as the ability to establish and implement guidelines for the selection, hiring, and firing of them.

Section 6(b) of the Management Agreement states:  “Licensed Professional Personnel.  Group shall employ or contract with all physicians and other licensed professional personnel that Group, after consultation with Manager, deems to be required for the conduct of the Practice.  All such personnel shall be employees or contractors of Group, and Group shall be responsible for the payment to all such persons of all compensation, including reasonable base salary, fringe benefits, bonuses, health and disability insurance, workers’ compensation insurance and any other benefits which Group may make available to Group’s employees or contractors; provided, however, that Manager shall have management responsibility over the non-medical aspects associated with Group’s employment or contracting of such personnel.”  We believe the terms of the Management Agreement meet the criteria in 15-22 b.2 above.

c. Financial interest. The physician practice management entity must have a significant financial interest in the physician practice that meets both of the following criteria:

1. Is unilaterally saleable or transferable by the physician practice management entity.

Section 13 (a) of the attached Management Agreement states: “Assignment.  Neither party shall assign any of its rights nor delegate any of its duties or obligations under this Agreement without the prior written consent of the other party.

Notwithstanding the foregoing, Manager may assign this Agreement to a successor in interest by providing notice to Group, which notice shall state the effective date of such assignment.  Upon such assignment, the successor shall be responsible for the duties and responsibilities of Manager hereunder.  Nothing contained in this Agreement shall be construed to prevent the Manager from selling or conveying substantially all of its assets used in connection with the performance of this Agreement, nor shall Group be prohibited from selling or conveying substantially all of its assets provided that the Agreement continues in full force and effect.”  We believe that the terms of the Management Agreement meet the criteria in 15-22 c.1 above.

2.
Provides the physician practice management entity with the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the physician practice, in an amount that fluctuates based on the performance of the operations of the physician practice and the change in the fair value thereof.

Section 8(a) of the Management Agreement states: “In consideration of the management services to be rendered by Manager hereunder, Group shall pay Manager, quarterly, three and one half percent (3.5%) of that portion of Group’s gross revenue that Group receives for the performance of medical services by Group, as the same may be amended or modified from time to time, according to medical practice budgets agreed between Manager and Group.”  We believe the terms of the Management agreement meet the criteria in 15-22 c.2 above.

13. It appears to us that you also have a management service agreement with AMA, and that you do not consolidate AMA. Please confirm our understanding and, if so, advise us of the following:
a. tell us where the agreement with AMA can be found or provide us with a courtesy copy of the agreement;

We currently have no management agreement with AMA, as this company has no operations and is inactive. As such, we do not consolidate the operations, but we do book a receivable for minimum state tax purposes. No management agreement exists due to its inactive status.

b. tell us how you account for the management services agreement with AMA and cite the authoritative accounting guidance that you follow; and

No management agreement exists due to inactive status.

c. provide us with a robust analysis of the terms of the management services agreement and all other factors that you considered to arrive at your conclusion to not consolidate AMA.

Not applicable, per above response.

Fair Value of Financial Instruments

14. We note your proposed disclosure in response to prior comment 18. Please revise to include the required disclosure under ASC 825-10-50-10 for your convertible notes.

Noted, we will revise the disclosure to include the convertible notes.

14. Stockholder’s Equity, page F-12

Warrants outstanding, page F-13

15. We note in your response to prior comment 19 that you concluded that the warrants were indexed to your stock and should be classified as stockholders’ equity, upon analysis of ASC 840-40-15-5 through 15-8. We further note in Section 11 (c) of Exhibit 4.2 to your January 31, 2010 Form 10-K that, after July 31, 2011, the $0.0125 floor price is to be adjusted to the lesser of $0.125 or the greater of either $0.05 per share or 8 times Cash EPS. Please also provide us with your analysis of this adjustment feature of the warrants, and tell us how this was considered to arrive at your conclusion that the warrants are indexed to your stock and should be classified as stockholders’ equity.

Upon the issuance of the debt and warrants, the exercise price adjustment was not taken into consideration when we the relative fair value allocation to the notes and the related warrants.  However, we believe this omission dose not result in a material misstatement of our financial statements.  The estimated fair value of the warrants at the time of issuance was approximately  $2,600, which was credited to additional paid-in-capital with an offsetting amount recorded as a debt discount.

Form 10-Q for the Fiscal Quarter Ended July 31, 2011

Notes to Unaudited Consolidated Financial Statements, page 6

2. Summary of Significant Accounting Policies, page 6

Basis of Presentation, page 6

16. We note that commencing with your third quarter on August 1, 2008, and concurrent with the execution of the Management Services Agreement, the statements reflect the consolidation of AMM, AMH and AHI, in accordance with EITF 97-2, Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Management Entities and Certain Other Entities with Contractual Management Agreements. Please tell us when you began to consolidate AHI, and explain to us the basis for consolidating under the entities controlled by contract guidance in ASC 810-10-15-18 through 15-22. In this regard, it appears to us that the Company acquired all of the issued and outstanding shares of capital stock AHI, from AHI’s shareholders as disclosed on page six.

Please refer to our response to Item 12 above.

Intangible Assets, page 7

17. We note that you have classified the entire AHI purchase price of $577,500 as an indefinite lived intangible assets as of April 30, 2011 and July 31, 2011. Although you are still in the measurement period and in the process of determining the purchase price allocation, it appears to us that you would be subject to the requirements of ASC 350-30 given the classification as intangible assets as of each balance sheet date. As such, please advise us of the following:

a. further explain to us what the intellectual property and technical know-how intangible assets represent;

We purchased the rights to Aligned's business model for the US, except its current business in the central valley of the California. Its business model includes "Aligned Healthcare" and any similar names or marks, any related rights and any designs used or associated therewith. Any and all discoveries, ideas, inventions, concepts, developments, know-how, trade secrets, works of authorship, materials, software, writings, drawings, designs, processes, techniques, formulas, data, specifications, technology, patent applications (and contributions thereto), and other creations currently being utilized by sellers or their affiliates or otherwise useful in connection with (a) the management, administration or operation of 24-hour physician and nursing call centers and related services, and (b) patient care management. Any goodwill associated with the above.

b. tell us why you have classified the entire purchase price as intangible assets; and

In connection with the purchase no tangible assets were acquired, see response above.

c. tell us if there were any events or changes in circumstances during the first and second quarter of fiscal 2012 that indicate that the asset might be impaired. Refer to ASC 350-30-35-18.

During the first and second quarters of fiscal 2012 there were no changes in circumstances that indicated that the carrying value of the assets acquired through the AHI acquisition might not be recoverable.  We intend to annually test for impairment, unless there is change in circumstances to indicate the carrying value of our intangible assets might have been impaired, at which time we will test for impairment

16. Acquisition, page 13

18. We note your proposed disclosure in response to prior comment 20 of our letter dated August 23, 2011. Please revise to also disclose the EBITDA targets of the Aligned Division.

On February 15, 2011, Apollo Medical Holdings, Inc. (the “Company”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Aligned Healthcare Group – California, Inc., Raouf Khalil, Jamie McReynolds, M.D. BJ Reese and BJ Reese & Associates, LLC, under which the Company acquired all of the issued and outstanding shares of capital stock and associated Intellectual property and related intangibles (the “Acquisition”) of Aligned Healthcare, Inc., a California corporation (“AHI”), from AHI’s shareholders. Upon the signing of the Purchase Agreement, 1,000,000 shares of the Company’s common stock became issuable (the “Initial Shares”) and are included in the number of shares outstanding. In addition, if the gross revenues of AHI and an affiliated entity (the “Aligned Division”) exceed $1,000,000 on or before February 1, 2012, then the Company will be obligated to issue an additional 1,000,000 shares of common stock (the “Contingent Shares”). Moreover, the Company will be obligated to issue up to an additional 3,500,000 shares of common stock (the “Earn-Out Shares” and, collectively with the Initial Shares and the Contingent Shares, the “Shares”) over a three year period following closing based on the EBITDA generated by the Aligned Division during that time. Under the agreement, ApolloMed will issue twelve shares of its Common stock for each dollar of Actual EBITDA earned in the first 12-month period. In subsequent periods, ApolloMed will issue twelve shares of its common stock for each dollar of Actual EBITDA in excess of the maximum EBITDA earned in either the first 12-month period or first 12-month period and second 12 month period.

If, prior to February 15, 2012, AHI has not entered into an agreement for the provision of certain services to a hospital or certain other health organizations that has a term of at least one year and provides aggregate net revenues to AHI of at least $1,000,000, the Company will have the right to repurchase all of the Initial Shares for $0.05 per share, at which time the Company’s obligation to issue any further Shares would terminate.

Based on our internal estimate of contingent shares to be issued as part of this agreement, we estimated that the total fair value of the common stock shares issued and contingently issuable for this transaction on the acquisition date was $577,500.

19. We note your Form 10-Q disclosure that you determined the contingent consideration was $367,500 at the acquisition date based on your estimate of 1,750,000 shares. We further note in your response to prior comment 20 that you estimated the Company will be required to issue 2,750,000 shares, and that the fair value of the contingent shares was $577,500 at the acquisition date. Please reconcile for us the difference of 1 million shares between your filing and your response, and tell us the estimated number of contingent shares that you believe the Company will be required to issue. Also further explain to us how you determined the contingent consideration at the acquisition date given that AHI appeared to have no operations prior to your February 2011 acquisition.

Based on further analysis we have determined that our previous response included total fair value of both common stock shares issued and contingent shares issuable under the transaction.

We will amend the language in the 10-K to identify the affiliated Medical Group, Aligned Healthcare Physicians, Inc.
On February 15, 2011, Apollo Medical Holdings, Inc. (the “Company”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Aligned Healthcare Group – California, Inc., Raouf Khalil, Jamie McReynolds, M.D. BJ Reese and BJ Reese & Associates, LLC ("Sellers"), under which the Company acquired all of the issued and outstanding shares of capital stock and associated Intellectual property and related intangibles (the “Acquisition”) of Aligned Healthcare, Inc., a California corporation (“AHI”), from AHI’s shareholders. Upon the signing of the Purchase Agreement, 1,000,000 shares of the Company’s common stock became issuable (the “Initial Shares”) and are included in the number of shares outstanding. In addition, if the gross revenues of AHI and an affiliated entity, Aligned Healthcare Physicians, Inc., A California Medical Corporation (the “Aligned Division”) exceed $1,000,000 on or before February 1, 2012, then the Company will be obligated to issue an additional 1,000,000 shares of common stock (the “Contingent Shares”). Moreover, the Company will be obligated to issue up to an additional 3,500,000 shares of common stock (the “Earn-Out Shares” and, collectively with the Initial Shares and the Contingent Shares, the “Shares”) over a three year period following closing based on the EBITDA, as defined in the Purchase Agreement, generated by the Aligned Division during that time. Under the terms of the agreement, the Company will issue twelve (12) shares of buyer stock to the Sellers for each dollar of EBITDA for a period of three years after the closing date up to a maximum of 3,500,000 shares of common stock.

If, prior to February 15, 2012, AHI has not entered into an agreement for the provision of certain services to a hospital or certain other health organizations that has a term of at least one year and provides aggregate net revenues to AHI of at least $1,000,000, the Company will have the right to repurchase all of the Initial Shares for $0.05 per share, at which time the Company’s obligation to issue any further Shares would terminate.

In summary, the Company agreed to issue up to 5,500,000 shares. 1) 1,000,000 shares of the Company’s common stock became issuable at signing, 2) 1,000,000 shares if gross revenues of AHI and an affiliated entity, Aligned Healthcare Physicians Inc., a California Medical Group, (the “Aligned Division”) exceed $1,000,000 on or before February 1, 2012, 3) 3,500,000 shares of common stock based on the amount EBITDA generated by the Aligned Division over a three year period following closing.

Based on our internal estimate of contingent shares to be issued as part of this agreement, we estimate that the Company will be required to issue 1,750,000 shares. The fair value of the contingent shares valued at the closing price of $0.21 per share on the acquisition date was $367,500.

20. We note your response to our prior comment 21, and it appears to us that your initial accounting for the AHI acquisition is incomplete. Please confirm our understanding and, if so, revise to provide the disclosure required by ASC 805-10-50-6.

We confirm your understanding and will provide for the requested disclosure indicating that the Company is still in the process of determining how to allocate the purchase price among the intangible assets acquired.

Item 4. Controls and Procedures, page 16

Evaluation of Disclosures Controls and Procedures, page 16

21. We note the disclosure in the last paragraph under this section that your disclosure controls and procedures (“DC&P”) are “insufficient” as of July 31, 2011. We further note in the second paragraph that your DC&P were “not effective” as of July 31, 2011. In future filings, please confirm to us that you will replace the word “insufficient” with either “not effective” or “effective” as applicable.

We will revise the language in our amended 10-Q as follows.

"Based on the foregoing materials weaknesses, we have determined that, as of January 31, 2011, the effectiveness of our controls and procedures over financial accounting and reporting is not effective".

In closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Kyle Francis
Chief Financial Officer
Apollo Medical Holdings, Inc.
Tel: 917-676-3886